August 26, 2025

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549-3720

Attention: Division of Corporation Finance

Office of Technology

Re:	SUN
Registration Statement on Form S-1
Registration Number 333-287884

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SUN (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-287884), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on August 27, 2025, or as soon as practicable thereafter.

Sincerely,

Michael Ssebugwawo Muyingo

Chief Executive Officer